UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34540

CUSIP NUMBER: 90478E 103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Unilife Corporation

Full Name of Registrant

Former Name if Applicable

250 Cross Farm Lane

Address of Principal Executive Office (Street and Number)

York, Pennsylvania 17406

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 24, 2016, the registrant filed with the U.S. Securities and Exchange Commission (the “SEC”) (i) an amendment to the registrant’s Annual Report on Form 10-K for the year ended June 30, 2015, and (ii) amendments to the registrant’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2015 and December 31, 2015 (collectively, the “Amendments”). The Amendments were filed to correct immaterial errors in the previously reported financial statements and to disclose certain material weaknesses in the registrant’s internal control over financial reporting and disclosure controls and procedures.

Concurrently with the filing of the Amendments, the registrant filed with the SEC the registrant’s (A) Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “2016 Form 10-Q”), and (B) Annual Report on Form 10-K for the year ended June 30, 2016 (the “2016 Form 10-K” and, collectively with the Amendments and the 2016 Form 10-Q, the “Exchange Act Filings”). The registrant’s filing with the SEC of the 2016 Form 10-Q and the 2016 Form 10-K had been delayed as a result of the registrant’s investigation into violations of its policies and procedures and possible violations of law and regulation by the registrant’s former Chief Executive Officer, Alan Shortall, whose employment with the registrant ceased on March 11, 2016, and its former Chairman, Jim Bosnjak, who resigned from the registrant’s Board of Directors on August 24, 2015 (the “Investigation”). As previously disclosed, the Investigation was completed on October 7, 2016. There are no new facts or circumstances related to the Investigation that have not been previously disclosed or that led to the delay in the filing of the registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Subject Report”).

In view of the time and effort relating to the preparation of the Exchange Act Filings and the temporal proximity of the filing thereof to the due date for the Subject Report, the registrant is unable to complete and timely file with the SEC the Subject Report without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant will file the Subject Report no later than the fifth (5th) calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David C. Hastings	717	384-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss decreased from $25.9 million for the three months ended September 30, 2015 to approximately $18.0 million for the three months ended September 30, 2016 primarily due to decreased revenue and research and development expenses. Revenue decreased from $3.2 million for the three months ended September 30, 2015 to approximately $1.7 million for the three months ended September 30, 2016. Such decrease in revenue is primarily related to timing of achievement of milestones under customer programs. In addition, research and development expenses decreased from $16.0 million for the three months ended September 30, 2015 to approximately $6.8 million for the three months ended September 30, 2016. Such decrease in research and development expenses is a result of the registrant’s previously disclosed cost reduction efforts. The amounts included herein are approximate and may be subject to adjustment.

This report contains forward-looking statements. All statements that address operating performance, events or developments that the registrant expects or anticipates will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the registrant’s management. The registrant’s management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The registrant does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the registrant’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in the registrant’s Annual Report on Form 10-K, those described from time to time in other reports which we file with the U.S. Securities and Exchange Commission, and other risks and uncertainties including, without limitation, that the registrant’s actual net loss, revenue, and/or research and development expenses for the three months ended September 30, 2016 are different from the estimates provided herein.

UNILIFE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2016	By:	/s/ David C. Hastings
	Name:	David C. Hastings
	Title:	Chief Financial Officer